Exhibit 99.2

MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00SMIB Security Class CLASS A SUBORDINATE VOTING C1234567890 X X X Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual General and Special Meeting to be held on March 29, 2011 This Form of Proxy is solicited by and on behalf of Management. . VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the shareholder. However, if such a direction is not made in respect of any matter, the securities represented by this proxy will be voted by the designated management nominee(s) FOR the Special Resolution approving the Plan of Arrangement and other matters in Item 1, FOR the election of the management nominees for "Pre-Closing Directors" as set out in Item 2, FOR the election of the management nominees for "Post-Closing Directors" as set out in Item 3, and FOR the re-appointment of Ernst & Young LLP as the Auditor of the Corporation and authorizing the Audit Committee to fix the Auditor's remuneration as set out in Item 4, where a choice for each such matter is not specified in this proxy. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am (Toronto time) on March 25, 2011. Notes to proxy

999999999999 MDTQ MR SAM SAMPLE 123 C1234567890 XXX 0 3 6 5 6 5 Fold Fold . X X X X If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 00SMJE Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. The undersigned shareholder of MI Developments Inc. (the "Corporation") hereby appoints Dennis Mills, or failing him Vito Ciraco, OR as proxyholder of the undersigned, with full power of substitution, in respect of all the Class A Subordinate Voting Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Corporation to be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on March 29, 2011 at 10:00 a.m. (Toronto time) and at any and all adjournments or postponements thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular of the Corporation dated February 22, 2011 (the "Circular"). VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 2. Election of Pre-Closing Directors Management recommends that you vote FOR all of the nominees listed below as "Pre-Closing Directors" to hold office commencing immediately following the Meeting until the earlier of: (a) the time immediately prior to the effective time of the Plan of Arrangement, and (b) the next annual general meeting of the shareholders of Corporation or until a successor is elected or appointed in accordance with applicable laws and the Corporation's by-laws: Franz Deutsch; Benjamin Hutzel; Manfred Jakszus; Dennis Mills; Heribert Polzl; Frank Stronach; Lorne Weiss; and Rod Zimmer. 3. Election of Post-Closing Directors Management recommends that you vote FOR all of the nominees listed below as "Post-Closing Directors" to hold office, if the Arrangement is completed, commencing immediately prior to the effective time of the Plan of Arrangement until the next annual general meeting of the Shareholders of MID or until a successor is elected or appointed in accordance with applicable laws and the Corporation's by-laws: Michael Brody, Peter Dey, Barry Gilbertson, William Lenehan, Gerald J. Miller, Scott I. Oran and G. Wesley Voorheis. 4. Re-Appointment of Auditor Management recommends that you vote FOR this resolution. Re-appointment of Ernst & Young LLP as the Auditor of the Corporation based on the recommendation of the Audit Committee of the Board of Directors and authorizing the Audit Committee to fix the Auditor’s remuneration. Withhold Withhold Withhold For For For For 1. Special Resolution Management recommends that you vote FOR this resolution. The special resolution approving: (a) the plan of arrangement (the "Plan of Arrangement") under section 182 of the Business Corporations Act (Ontario) involving the Corporation, its shareholders and the other parties to the Plan of Arrangement, as more particularly described in the Circular; and (b) certain releases relating thereto, the full text of which special resolution in set forth in Appendix A to the Circular. Against